UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
________________

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-16008

(Check One):

☐ Form 10-K         ☒ Form 20-F         ☐ Form 11-K         ☐ Form 10-Q        ☐  Form N-SAR

For Period Ended: November 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________
PART I -- REGISTRANT INFORMATION

DIAMANT ART CORPORATION
Full Name of Registrant

A.R.T. INTERNATIONAL, INC.
Former Name if Applicable

5-7100 Warden Avenue
Address of Principal Executive Office (Street and Number)

Markham, Ontario, L3R 8B5 Canada
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has been unable to complete its annual report on Form 20-F for the fiscal year ended November 30, 2007 within the prescribed time because of delays in completing the preparation of its audited financial statements and the Company's discussion and analysis. Such delays are primarily due to inability to obtain necessary business information required to complete the Company's audited financial statements and attention by Company management to other business matters.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michel van Herreweghe	905	477-0252
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒        No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐        No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DIAMANT ART CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 27, 2008	By:	/s/Michel van Herreweghe
Michel van Herreweghe
Chairman of the Board (Principal Executive Officer)